Temecula Valley
Bancorp, Inc.


                                February 15, 2007

VIA EDGAR CORRESPONDENCE AND E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Michael Clampitt/David Lyon, Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549-2736

                  Re: Temecula Valley Bancorp Inc. ("Company") First Amendment to Form S-3 ("Form S-3") SEC File Number 333-139908
                           ----------------------------------------

Dear Sirs:

                  Enclosed are two (2) marked versions of the Form S-3. Below are specific responses to your review comments in your letter to the Company dated February 8, 2007. The following itemized comments repeat the inquiries of your letter and provide a response in italics:

Recently issued Accounting Standards, page 2
--------------------------------------------

                  1. Beginning at this heading, your summary contains a disproportionate amount of detailed information that is normally included in the body of the text. Please consider moving or shortening this disclosure, through to The Offering, page 5, so that your reader can focus on the most important information you are trying to convey.

                     Please see our shortened disclosures within the Summary section of the attached.

                  2. Revise to move the disclosures on page 19 ("Private Placement Through...") to the Summary section.

                     As requested, this discussion was moved to the Summary section.

Use of Proceeds, page 5
-----------------------

                  3. Here and in the body of the text, please disclose the use of proceeds from the company's sale to the selling shareholders. In this regard, please be more specific than "general corporate purposes," e.g., to expand our lending capacity, etc.

                     Added, as requested, in the Summary and the body of the document under the caption "Use of Proceeds."

SEC re: First Amendment to Form S-3
February 15, 2007
Page 2


Selling Shareholders, page 16
-----------------------------

                  4. Please revise the footnotes so that each footnote is presented separately. Several footnotes currently include more than one numbered item.

                     Completed. Also, pursuant to our telephonic discussions, we added footnote "**" to designate more clearly directors, officers and employees.

                  5. Revise the footnotes to indicate, where appropriate, that the person or entity is a broker/dealer or an affiliate of a broker/dealer.

                     As indicated to you telephonically, all selling shareholders have each represented to us that they are not "broker-dealers" or affiliated with a "broker-dealer." As you suggested telephonically, a negative disclosure concerning this matter has been added.

Private Placement..., page 19 (to be moved to the Summary section)
------------------------------------------------------------------

                  6. Please disclose the reasons for the two different prices charged for shares sold in the private placement.

                     Added.

                  7. Please disclose the percentage of shares sold in the private placement relative to the previously outstanding number of shares.

                     Added.

                  8. Please disclose the exemptions relied upon for the private placement and the facts that support the availability of these exemptions.

                     Added.

Plan of Distribution, page 20
-----------------------------

                  9. Please disclose at the first paragraph on page 21 that such broker-dealers are underwriters.

                     Added.

                 10. Where appropriate, revise to indicate that any broker-dealers who purchased shares in the private placement and are now selling are underwriters.

                     See answer to Item 5 above.

SEC re: First Amendment to Form S-3
February 15, 2007
Page 3


                 11. Disclose that affiliates of broker-dealers who purchased shares in the private placement did so in the ordinary course of business and, at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person or party to distribute the securities. If these representations are not made, the affiliates of broker/dealers must also indicate that they are underwriters.

                     See answer to Item 5 above.

                 12. Supplementally advise the staff if Rule 10a-1 of the Securities Exchange Act applies to any of the sellers listed herein.

                     To our knowledge, Rule 10a-1 does not apply to any of the selling shareholders listed on the Form S-3.

                                    Sincerely,

                                    /s/ Donald A. Pitcher

                                    Donald A. Pitcher
                                    Chief Financial Officer